                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                             ROC Commmunities, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of class of securities)

                                    749650107
                                 (CUSIP number)


    Check the following box if a fee is being paid with this statement /x/ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 749650107                     13G                   Page 2 of 6 Pages

      1    NAME OF REPORTING PERSONS
           S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                  Morgan Stanley Group Inc.
                  IRS # 13-283-8891
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) / /

      3    SEC USE ONLY


      4    CITIZENSHIP OR PLACE OF ORGANIZATION
                  The state of organization is Delaware.

           NUMBER OF           5    SOLE VOTING POWER
            SHARES                                0
           BENEFICIALLY        6    SHARED VOTING POWER
           OWNED BY                         278,400
             EACH              7    SOLE DISPOSITIVE POWER
           REPORTING
           PERSON WITH         8    SHARED DISPOSITIVE POWER
                                            720,450
      9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   720,450

     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      5.73%

     12    TYPE OF REPORTING PERSON*
                  IA, CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP No. 749650107                   13G                     Page 3 of 6 Pages

Item  1 (a)                 Name  of  Issuer

                            ROC Commmunities, Inc.

Item  1 (b)                 Address  of  issuer's  principal  executive  offices

                            6430 South Quebec Street
                            Englewood, CO 80111

Item  2 (a)                 Name  of  person  filing

                            Morgan  Stanley  Group  Inc.


Item  2 (b)                 Principal  business  office

                            1585 Broadway
                            New  York,  New  York  10036


Item  2 (c)                 Citizenship

                            Incorporated by reference to Item 4 of the cover page.

Item  2 (d)                 Title  of  class  of  Securities

                            Common  Stock

Item  2 (e)                 Cusip  No.

                            749650107

 Item    3                  Morgan  Stanley  Group  Inc.  is (e) an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.


 Item    4                  Ownership

                            Incorporated  by  reference  to  Items  (5) - (9)  and  (11)  of  the cover  page.

CUSIP No.   749650107               13G                     Page   4 of  6 Pages



Item    5            Ownership  of  5  Percent  or  Less  of  a  Class

                     Inapplicable

Item    6            Ownership  of  More  than  5  Percent  on  Behalf  of  Another  Person

                     Accounts managed on a discretionary basis by wholly-owned subsidiaries of Morgan Stanley Group Inc. are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

Item    7            Identification  and  Classification  of  the  Subsidiary  Which  Acquired
                     the  Security  Being  Reported  on  By  the  Parent  Holding  Company

                     Inapplicable

Item    8            Identification  and  Classification  of  Members  of  the  Group

                     Inapplicable

Item    9            Notice  of  Dissolution  of  Group

                     Inapplicable

Item    10           Certification

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No.  749650107                  13G                     Page 5 of 6 Pages




                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date :      February 11, 1997

         Signature:  /s/ Edward J. Johnsen
                     -----------------------------------------------------------

         Name/Title: Edward J. Johnsen / Vice-President Morgan Stanley & Co.
                     Incorporated
                     -----------------------------------------------------------
                     MORGAN  STANLEY  GROUP INC.



                    INDEX  TO  EXHIBITS                              PAGE
                    -------------------                              ----

       EXHIBIT  1   Secretary's Certificate Authorizing Edward J.      6
                    Johnsen to Sign on Behalf of Morgan Stanley
                    Group Inc.